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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F.   X               Form 40-F.
                             -----                        -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes.                         No.   X
                       -----                       -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on September 26,
2003 distributed its supplemental report entitled "Supplementary U.S. GAAP Financial Information relating to the 2002 Annual Report", in English and Chinese to its shareholders. A copy of the Supplemental Report (in English) is included in this Form 6-K of the Company.

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                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

                  SUPPLEMENTARY U.S. GAAP FINANCIAL INFORMATION

                       RELATING TO THE 2002 ANNUAL REPORT


INTRODUCTION

     In connection with the annual report of China Southern Airlines Company Limited ("the Company") for the year 2002, set forth below is certain financial information prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for shareholders' information.


SUPPLEMENTARY U.S. GAAP FINANCIAL INFORMATION
(Expressed in Renminbi)

     Set forth below are effects of significant differences between International Financial Reporting Standards ("IFRS") and U.S. GAAP on the consolidated profit attributable to shareholders and shareholders' equity as reported in the consolidated financial statements of the Company and subsidiaries ("the Group"), prepared under IFRS, contained in the annual report of the Company for the year 2002:

                                                               2002         2001
                                                   Note      RMB'000      RMB'000
                                                   ----     ---------    ---------
Consolidated profit attributable to
   shareholders under IFRS                                   575,761      340,225
U.S. GAAP adjustments:
   Sale and leaseback accounting                    (a)     (100,664)      54,254
   Lease arrangement                                (b)      (49,960)           -
   Capitalised interest                             (c)      (31,473)      18,000
   Reversal of additional depreciation
      arising from revaluation of fixed assets      (d)       33,000       65,000
   Investments in associated company
      and jointly controlled entity                 (e)         (541)       3,546

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
                                                               2002         2001
                                                   Note      RMB'000      RMB'000
                                                   ----     ---------    ---------
   Deferred tax effects                                       47,849      (50,369)

Consolidated profit attributable to shareholders
   under U.S. GAAP                                           473,972      430,656

Basic earnings per share under U.S. GAAP                     RMB0.14      RMB0.13

Basic earnings per ADS under U.S. GAAP*                      RMB7.02      RMB6.38

------------
* Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 50 H shares.

                                                              2002         2001
                                                   Note     RMB'000      RMB'000
                                                   ----    ---------    ---------
Shareholders' equity under IFRS                            9,613,207    9,221,663
U.S. GAAP adjustments:
   Sale and leaseback accounting                    (a)     (586,989)    (486,325)
   Lease arrangement                                (b)      (49,960)           -
   Capitalised interest                             (c)      381,021      412,494
   Revaluation of fixed assets, net of
      depreciation                                  (d)      (46,120)    (253,348)
   Investments in associated company and jointly
      controlled entity                             (e)     (118,003)     (40,346)
   Deferred tax asset adjustment on revaluation
      of fixed assets                                          9,719       80,888
   Deferred tax effects                                       84,456       22,933

Shareholders' equity under U.S. GAAP                       9,287,331    8,957,959

Notes:

(A)  SALE AND LEASEBACK ACCOUNTING

     Under IFRS, gains on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately, if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortised over the term of the lease.

(B)  LEASE ARRANGEMENT

     As disclosed in note 10 to the consolidated financial statements, during the year the Group entered into an arrangement with certain independent third parties under which the Group sold an aircraft and then immediately leased back the aircraft for a minimum lease period of 16.6 years. As a result of the

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     arrangement, the Group received a net cash benefit of RMB51,682,000 which has been recognised as income for the year under IFRS. Under U.S. GAAP, such benefit is deferred and amortised over the minimum lease period.

     In addition, under the lease arrangement, the commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits. As such, under IFRS such commitments and deposits are not recognised on the consolidated balance sheet. Under U.S. GAAP, such commitments and deposits would be recognised on the consolidated balance sheet, as such commitments are not deemed as extinguished by the placement of security deposits.

(C)  CAPITALISED INTEREST

     Under IFRS, the Group capitalises interest costs to the extent the related borrowings are directly attributable to the acquisition or construction of an asset.

     Under U.S. GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.

(D)  REVALUATION OF FIXED ASSETS

     In connection with the Reorganisation, the fixed assets of the Group were revalued as of 31 December, 1996. Such fixed asset revaluation resulted in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases, while a charge to the profit and loss account was recorded with respect to the reduction in carrying amount of certain fixed assets below their historical cost bases. In addition, the revalued fixed asset amounts serve as the tax bases of fixed assets for years beginning in 1997. Accordingly, the fixed asset revaluation eliminated certain of the temporary differences which gave rise to a deferred tax asset as of 31 December, 1996. Such tax asset was offset against the revaluation surplus.

     Under U.S. GAAP, fixed assets are stated at their historical cost unless an impairment loss has been recorded. An impairment loss on fixed assets is recorded under U.S. GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows, excluding finance costs. The future undiscounted cash flows, excluding finance costs, of the Group's fixed assets whose carrying amount was reduced in connection with the Reorganisation, exceed their historical cost carrying amount and, therefore, impairment of such assets is not appropriate under U.S. GAAP. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the charge recorded under IFRS in 1996 and the additional depreciation charges recorded in the six years ended 31 December, 2002, as a result of the Reorganisation are reversed for U.S. GAAP purposes. However, as a result of the tax deductibility of the net revaluation reserve, a deferred tax asset related to the reversal of the net revaluation reserve is created under U.S. GAAP with a corresponding increase in shareholders' equity as of 31 December, 1996. Such deferred tax asset will be reversed upon depreciation of the net revaluation surplus included in the fixed assets beginning 1997.

(E)  INVESTMENTS IN AFFILIATED COMPANY AND JOINTLY CONTROLLED ENTITY

     During the year, the Company invested in an affiliated company and a jointly controlled entity, which were PRC state-owned enterprises. Under IFRS, such investments are initially recorded on a fair value basis at the cost of purchases borne by the Company. In the consolidated profit and loss account, the equity share of results of the investees are measured based on the fair value of underlying net assets determined on the date of acquisitions.

     Under U.S. GAAP, such transactions would be considered to be "combinations of businesses under common control". Under U.S. GAAP, such investments are initially recorded at the Company's equity share of net assets of the investees determined on a historical cost basis. The differences between such amounts and the cost of purchases are reflected as movements in the shareholders' equity. In the


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     consolidated profit and loss account, the equity share of results of the investees are measured based on the historical cost basis.

(F)  ACQUISITION OF SUBSIDIARIES FROM CSAHC

     In August 2002, the Company acquired 90% equity interest in certain subsidiaries from China Southern Airlines Holding Company ("CSAHC"). Under IFRS, the purchase method of accounting was applied to such business combination such that as from the date of combination, the results of the acquired subsidiaries and their assets and liabilities are included in the consolidated financial statements of the Group.

     Under U.S. GAAP, such transaction would be considered to be "a combination of entities under common control". Under U.S. GAAP, combination of entities under common control are accounted for under the "as if pooling-of-interests method" where assets and liabilities are accounted for at historical cost and financial statements of previously separate entities for periods prior to the combination generally are restated on a combined basis. The effect of this difference was not material to the years presented.

(G)  FINANCIAL STATEMENTS PRESENTATION AND DISCLOSURES

     In the consolidated profit and loss account presented under IFRS, gain/(loss) on sale of fixed assets is classified under "Non-operating income/(expenses)". Under U.S. GAAP, such gain/(loss) would be classified under "Operating income/(expenses) -D General and administrative".

     As disclosed in note 16 to the consolidated financial statements, deferred tax assets are presented on a net basis under IFRS. Under U.S. GAAP, the gross amounts of such deferred tax assets and any applicable valuation allowances would be separately disclosed.

(H)  NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 143

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group adopted SFAS No. 143 on 1 January, 2003. The Group does not expect the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

     SFAS No. 145

     In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64 "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44 "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13 "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are applied in fiscal years beginning after 15 May, 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to SFAS No. 13 were effective for transactions occurring after 15 May, 2002. All other provisions of SFAS No. 145 were effective for financial statements issued on or after 15 May, 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

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     SFAS No. 146

     In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognising a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No. 146 on 1 January, 2003. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that adoption of SFAS No. 146 will have on the Group's consolidated financial statements.

     SFAS No. 150

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after 31 May, 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June, 2003. Management believes the adoption of SFAS No. 150 will not have a material effect on the Group's financial position or results of operations.

     FIN No. 45

     In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after 31 December, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after 31 December, 2002. As of 31 December, 2002, the Group did not have any significant guarantees which would be required to be disclosed pursuant to this Interpretation. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

     FIN No. 46

     In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after 31 January, 2003, and to variable interests in variable interest entities obtained after 31 January, 2003. The Interpretation requires certain disclosures in financial statements issued after 31 January, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of the Interpretation will have a material impact on its consolidated financial statements.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By: /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: September 29, 2003